EXHIBIT 8.1

PHELPS DUNBAR LLP COUNSELORS AT LAW
New Orleans, LA Baton Rouge, LA Houston, TX	CANAL PLACE 365 CANAL STREET • SUITE 2000 NEW ORLEANS, LOUISIANA 70130-6534 (504) 566-1311 FAX: (504) 568-9130	Jackson, MS Tupelo, MS Gulfport, MS Tampa, FL

www.phelpsdunbar.com

April 7, 2004

The Peoples Holding Company

Post Office Box 709

Tupelo, MS 38802-0709

The Shareholders of

    Renasant Bancshares, Inc.

c/o Board of Directors

2177 Germantown Road South

Germantown, TN 38138

Re: The Peoples Holding Company – Acquisition of Renasant Bank

Ladies and Gentlemen:

We have acted as corporate and tax counsel to The Peoples Holding Company (“Peoples”) in connection with the transaction described below. In that regard, we have been requested to issue our opinion as to certain matters included in the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) as filed by Peoples on April 8, 2004 (the “Registration Statement”), under the caption entitled “The Merger – Material United States Federal Income Tax Consequences.”

In connection with the foregoing, we have examined and are relying upon the following documents: (1) Agreement and Plan of Merger by and among Peoples, Peoples Merger Corporation (“PMC”) and Renasant Bancshares, Inc. (“Renasant”) dated February 17, 2004 (the “Plan”); (2) the Articles of Merger between PMC and Renasant (the “Merger Certificate”); (3) the Registration Statement; (4) the Articles of Incorporation of Peoples; (5) the Bylaws of Peoples; (6) the Articles of Incorporation of PMC; (7) the Bylaws of PMC; (8) the Articles of Incorporation of Renasant; and (9) the Bylaws of Renasant. All references to capitalized terms, unless otherwise indicated, shall have the same meaning as such terms have in the Registration Statement.

We have made such legal and factual examinations and inquiries as we have deemed advisable and necessary for the purpose of rendering this opinion. We have examined originals or copies of documents, corporate records and other writings that we consider relevant for the purposes of this opinion. We also have discussed such matters as we have deemed relevant to this opinion with certain officers, directors and shareholders of Peoples, PMC and Renasant and, with respect to certain factual matters, we have relied upon certificates of Peoples and/or Renasant and on representations, warranties and agreements in the Plan. We have assumed without investigation that any representations and warranties on which we relied that were given or dated earlier than the effective time of the Merger continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the effective time of the Merger.

The Boards of Directors of Peoples and Renasant have determined that it is desirable and in the best interest of their respective corporations that Renasant be merged into PMC. The Plan provides that Renasant will merge into PMC in accordance with the laws of the State of Tennessee (the “Merger”).

The Plan provides that each share of Renasant common stock, other than treasury shares, shares owned by Peoples or any of the subsidiaries of Peoples or Renasant (other than in a fiduciary capacity) or by any person who has perfected dissenters’ rights with respect to shares of Renasant common stock, will be converted on the effective time into the right to receive the merger consideration. The merger consideration is either:

•	cash in an amount equal to $36.37, without interest, for each share of Renasant common stock;

•	for each share of Renasant common stock, 1.117015 shares of Peoples common stock; or

•	cash consideration for 45% of such holder’s shares of Renasant common stock and stock consideration for 55% of such holder’s shares of Renasant common stock.

Subject to the redesignation and adjustment procedures described below, the holders of record of shares of Renasant common stock (“Holders”) may elect to receive all cash, all shares of Peoples common stock or the combination of cash and Peoples common stock described above as consideration in exchange for their shares of Renasant common stock. The Holders will not receive any fractional shares of Peoples common stock if they elect to receive all or a portion of the merger consideration as shares of Peoples common stock. Instead, the Holders will be paid cash in an amount equal to the fraction of a share of Peoples common stock otherwise issuable upon conversion multiplied by the average closing price of one share of Peoples common stock as reported by the American Stock Exchange for the ten trading days immediately preceding the last trading day immediately prior to the closing date of the Merger.

The Plan contains redesignation procedures which may affect Holders’ elections. Under the Plan, the number of shares of Renasant common stock to be converted into the right to receive cash must not be less than forty-five percent (45%) nor more than fifty percent (50%) of the total number of shares of Renasant common stock outstanding immediately prior to the effective time of the Merger, and the number of shares of Renasant common stock to be converted into the right to receive shares of Peoples common stock must not be less than fifty percent (50%) nor more than fifty-five percent (55%) of the total number of shares of Renasant common stock outstanding immediately prior to the effective time of the Merger.

If the number of shares to be converted into the right to receive cash exceeds fifty percent (50%) of the outstanding shares of Renasant common stock, then all shares of Renasant common stock to be converted into the right to receive cash will be redesignated on a pro rata basis into a combination of shares to be converted into cash and shares to be converted into shares of Peoples common stock so that the total number of Renasant shares converted into cash does not exceed fifty percent (50%) of the outstanding shares of Renasant common stock. If the number of shares to be converted into shares of Peoples common stock exceeds fifty-five percent (55%) of the outstanding shares of Renasant common stock, then all shares of Renasant common stock to be converted into shares of Peoples common stock will be redesignated on a pro rata basis for a combination of shares to be converted into cash and shares to be converted into shares of Peoples common stock so that the total number of Renasant shares exchanged for stock does not exceed fifty-five percent (55%) of the outstanding shares of Renasant common stock. Holders who choose to receive a combination of cash and shares of Peoples common stock are not subject to the redesignation procedures. Also, any Holder who elected to receive cash, but after the redesignation procedures would receive less than ten (10) shares of Peoples common stock for his or her shares of Renasant common stock, is not subject to the redesignation procedures.

Under the Plan, the value of the shares of Peoples common stock to be delivered to the Holders of Renasant common stock pursuant to their elections to receive the Merger consideration must have an aggregate value of at least forty percent (40%) of the value of Renasant as a whole. This is required so that the Merger qualifies as a reorganization under Section 368 of the Internal Revenue Code. If, after the redesignation procedures described immediately above are completed, Peoples determines that the total value of its common stock included as part of the Merger consideration does not satisfy the forty percent (40%) requirement referred to above, the amount of cash into which shares of Renasant common stock will be converted will be reduced, and the number of shares of Peoples common stock into which each share of Renasant common stock will be converted will be increased so that the value of Peoples common stock included as part of the Merger consideration will have a value of at least forty percent (40%) of the value of Renasant as a whole. Any adjustments as described in the foregoing sentence will be done in such manner as to ensure that the decrease in the total reduction in the amount of cash to be paid to the Holders of Renasant common stock is equal to the increase in the total value of the shares of Peoples common stock to be delivered to the Holders of Renasant common stock. All Holders of Renasant common stock are subject to these adjustment procedures, except for Holders who perfected their dissenters’ rights under Chapter 23 of the Tennessee Business Corporation Act.

The opinions contained herein are based upon the representations and statements contained in the aforementioned documents and are limited in all respects to matters of federal income tax law. In rendering our opinion, we have assumed, with the approval of Renasant and Peoples, the following:

(a) The due execution of the Plan, the due execution and proper filing of the Merger Certificate and the enforceability, in accordance with its terms, of the Plan and the effectiveness, in accordance with its terms, of the Merger Certificate.

(b) The fair market value of the Peoples common stock and other consideration received by each Renasant shareholder will be approximately equal to the fair market value of the Renasant common stock surrendered in the Merger.

(c) Except for Renasant’s issued and outstanding capital stock, there are no interests (including, without limitation, warrants, options and debt instruments) which could be classified as stock or equity for federal income tax purposes.

On the basis of our examination of the aforementioned documents, the representations contained therein and the assumptions set forth above, and having considered the applicable federal income tax law as it exists on the date hereof, we are of the opinion that:

(i)	Provided the Merger qualifies as a statutory merger under the laws of the State of Tennessee, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

(ii)	A Holder will not recognize gain or loss if the shareholder exchanges Renasant common stock solely for Peoples common stock, except to the extent of any cash received in lieu of a fractional share;

(iii)	Where a Holder exchanges Renasant common stock solely for cash in the Merger, such cash will be treated as having been received by such Holder as a distribution in redemption of such Holder’s Renasant common stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code;

(iv)	A Holder will recognize gain (but not loss) (whether the gain is dividend income or capital gain depends upon the application of Section 302 of the Internal Revenue Code relating to stock redemptions) if the Holder exchanges Renasant common stock for a combination of Peoples common stock and cash, and the Holder’s gain will be equal to the lesser of:

(1)	the excess, if any, of:

(a)	the sum of the cash (excluding any cash received in lieu of a fractional share of Peoples common stock) and the fair market value of the Peoples common stock received (including any fractional share of Peoples common stock which is deemed to be distributed in the Merger and then redeemed by Peoples), over

(b)	the Holder’s tax basis in the Renasant common stock, or

(2)	the amount of cash received;

(v)	A Holder’s tax basis in the Peoples common stock received in the Merger will equal the Holder’s tax basis in the Renasant common stock surrendered (less the tax basis allocable to any fractional share which is deemed to be distributed in the Merger and then redeemed by Peoples), increased by (1) the amount which was treated as a dividend, and (2) the amount of gain to the Holder which was recognized on such exchange (not including any portion of such gain which was treated as a dividend), and decreased by the amount of cash received in the Merger (excluding any cash received in lieu of a fractional share of Peoples common stock);

(vi)	A Holder’s holding period for the Peoples common stock received in the Merger will include the holding period for the shares of Renasant common stock surrendered, provided that the Renasant common stock was held as a capital asset at the time of the Merger; and

(vii)	The receipt of cash in lieu of fractional shares of Peoples common stock will be treated as if the fractional shares were distributed in the Merger and then redeemed by Peoples. Generally, these cash payments will be treated as having been received as distributions in full payment in exchange for the shares considered redeemed.

This opinion does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under the Internal Revenue Code (including, but not limited to, financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, Holders who exercise dissenters’ rights, foreign Holders, Holders who acquired shares of Renasant common stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, Holders subject to the alternative minimum tax, Holders who have a functional currency other than the U.S. dollar, or Holders who hold Renasant common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction). In addition, this opinion does not address the state, local or foreign tax consequences of the merger.

This opinion is expressly limited to the federal income tax consequences of the Merger that are enumerated above. We express no opinion as to any other federal income tax consequences of the Merger or to matters governed by the laws of any state. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or future changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

This opinion is based upon various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of and effective on the date hereof, any one or more of which are subject to change either prospectively or retroactively. There can be no assurance that contrary positions may not be successfully asserted by the Internal Revenue Service or that a court considering such matters would not hold otherwise. Moreover, no opinion is rendered with respect to the effect, if any, which pending or proposed legislation may have on any of the foregoing matters.

This letter expresses our legal opinion as to the foregoing matters based upon our professional judgment at this time; it is not, however, to be construed as a guaranty nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

This opinion is solely for the benefit of Peoples and the Renasant shareholders and may not be otherwise used, quoted, relied upon or referred to, nor may copies be delivered to any other person or entity without our prior written permission.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the General Rules and Regulations of the Commission thereunder.

Sincerely,

/s/ PHELPS DUNBAR LLP